UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Local Bounti Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

53960E 106

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 53960E 106

1	Names of Reporting Persons Live Oak Ventures, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 11,157,694
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,157,694

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,157,694
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 10.8%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 103,700,630 shares of common stock (“Common Stock”) of Local Bounti Corporation (the “Issuer”) outstanding as of December 29, 2022, as reported in the Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 on Form S-3 filed with the Securities and Exchange Commission on December 30, 2022.

SCHEDULE 13G

CUSIP No. 53960E 106

1	Names of Reporting Persons The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,667,479(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,667,479(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,667,479
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.5%(2)
12	Type of Reporting Person (See Instructions) OO

(1)

This amount includes 139,861 shares of Common Stock of the Issuer held by Olive Street Ventures, LLC, a Delaware limited liability company (“Olive Street”). Mr. Schwab and his spouse Helen O. Schwab, as trustees of The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (the “Trust”), may be deemed to retain a beneficial interest with respect to these shares. The Trust disclaims beneficial ownership over the 139,861 shares held by Olive Street, except to the extent of its pecuniary interest therein.

(2)

Based on 103,700,630 shares of Common Stock of the Issuer outstanding as of December 29, 2022, as reported in the Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 on Form S-3 filed with the Securities and Exchange Commission on December 30, 2022.

SCHEDULE 13G

CUSIP No. 53960E 106

1	Names of Reporting Persons Charles R. Schwab
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 14,825,173 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,825,173 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,825,173
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 14.3%(2)
12	Type of Reporting Person (See Instructions) IN

(1)

Includes: (i) 11,157,694 shares of Common Stock held by Live Oak Ventures, LLC (“Live Oak”), of which Mr. Schwab is the Manager and has sole voting and dispositive power over the Common Stock held by Live Oak, (ii) 139,861 shares of Common Stock held by Olive Street, of which Mr. Schwab and his spouse Helen O. Schwab, as trustees of the Trust, may be deemed to share voting and dispositive power, (iii) 2,891,792 shares of Common Stock held by the Trust, of which Mr. Schwab and his spouse Helen O. Schwab act as co-trustees, and (iv) 635,826 shares of Common Stock held by the Trust, for which Mr. Schwab is acting as sole trustee. Mr. Schwab disclaims beneficial ownership over the 139,861 shares held by Olive Street, except to the extent of his pecuniary interest therein.

(2)

Based on 103,700,630 shares of Common Stock of the Issuer outstanding as of December 29, 2022, as reported in the Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 on Form S-3 filed with the Securities and Exchange Commission on December 30, 2022.

Item 1.

(a) Name of Issuer:

Local Bounti Corporation

(b) Address of Issuer’s Principal Executive Offices:

400 W. Main St., Hamilton, MT 59840

Item 2.

(a) Name of Person Filing:

Live Oak Ventures, LLC

Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

Charles R. Schwab

(b) Address of Principal Business Office or, if None, Residence:

P.O. Box 2226, Palm Beach, FL 33480

(c) Citizenship:

Live Oak Ventures, LLC – Delaware

Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 – Florida

Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 – Florida

Charles R. Schwab – United States of America

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

53960E 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount Beneficially Owned:

See response to Item 9 on each cover page.

(b) Percent of Class:

See response to Item 11 on each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote

See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of

See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023

Live Oak Ventures, LLC

By:	/s/ Charles R. Schwab
Name: Charles R. Schwab
Title: Manager

Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

By:	/s/ Charles R. Schwab
Name: Charles R. Schwab
Title: Trustee

Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

By:	/s/ Charles R. Schwab
Name: Charles R. Schwab
Title: Trustee

By:	/s/ Charles R. Schwab
Charles R. Schwab